Mail Stop 4561

August 29, 2006

Mr. Howard W. Lutnick
Chief Executive Officer
eSpeed, Inc.
110 East 59th
New York, NY 10022

> **Re:** **eSpeed, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 0-28191**

Dear Mr. Lutnick:

We have reviewed your response letter filed July 14, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 9. Commitments and Contingencies, page 73

1.   We have reviewed your response to comment #2. In your disclosure of the action commenced by Trading Technologies International, Inc., please clarify whether there is at least a reasonable possibility that a loss may have been incurred. If so, please revise to also give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5 and SAB Topic 5Y. Please show us how you will revise your disclosure in response to this comment.

*   *   *   *

A s appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3431.

Sincerely,

Josh Forgione
Assistant Chief Accountant